SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                            --------------------

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                              AMENDMENT NO. 4

                  MARKETING SPECIALISTS CORPORATION f/k/a
                        MERKERT AMERICAN CORPORATION
         ----------------------------------------------------------
                              (Name of Issuer)

                               Common Stock,
                          Par Value $.01 Per Share
        -----------------------------------------------------------
                      (Title of Class and Securities)

                                 590080107
        -----------------------------------------------------------
                   (CUSIP Number of Class of Securities)

                               Nick G. Bouras
                            MS Acquisition Ltd.
                         17855 North Dallas Parkway
                                 Suite 200
                            Dallas, Texas 75287
                               (972)860-7520

                                  Copy to:

                           Eileen T. Nugent, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                               (212) 735-3000
       -------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                                June 7, 2000
       -------------------------------------------------------------
                       (Date of Event Which Requires
                         Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: ( )

          Check the following box if a fee is being paid with this
          Statement: ( )

                                 SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                            MS Acquisition Ltd.

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                      WC
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                      TEXAS
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                             9,600,617
       NUMBER OF SHARES            -----------------------------------
         BENEFICIALLY                (8)  SHARED VOTING POWER
          OWNED BY
            EACH                             3,485,972
          REPORTING                -----------------------------------
         PERSON WITH                 (9)  SOLE DISPOSITIVE POWER

                                             9,600,617
                                   -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                             None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      13,086,589
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          67.3%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                      PN
     -----------------------------------------------------------------



                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      MSSC Acquisition Corporation

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                      OO
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                      DELAWARE
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                             9,600,617
       NUMBER OF SHARES            ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY
            EACH                             3,485,972
          REPORTING                ___________________________________
        PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                             9,600,617
                                   -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                             None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      13,086,589
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          67.3%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                      CO
     -----------------------------------------------------------------



                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      Richmont Capital Partners I, L.P.

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                      OO
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                      DELAWARE
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                             9,600,617
       NUMBER OF SHARES            ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
               OWNED BY
             EACH                            3,485,972
               REPORTING                ___________________________________
            PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                             9,600,617
                                   -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                             None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      13,086,589
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          67.3%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                      PN
     -----------------------------------------------------------------



                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      J.R. Investments Corp.

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                      OO
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                      DELAWARE
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                             9,600,617
       NUMBER OF SHARES            -----------------------------------
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY
            EACH                            3,485,972
          REPORTING                -----------------------------------
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                             9,600,617
                                   -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                             None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      13,086,589
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          67.3%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                      CO
     -----------------------------------------------------------------



                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      John P. Rochon

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                      OO
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                      TEXAS
     -----------------------------------------------------------------
                                      (7)  SOLE VOTING POWER

                                             9,600,617
       NUMBER OF SHARES            -----------------------------------
         BENEFICIALLY                (8)  SHARED VOTING POWER
          OWNED BY
            EACH                             3,485,972
          REPORTING                -----------------------------------
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                             9,600,617
                                   -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                             None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      13,086,589
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          67.3%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                      IN



                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      Nick G. Bouras

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                      OO
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
     -----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                      TEXAS
     -----------------------------------------------------------------
                                      (7)  SOLE VOTING POWER

                                             9,600,617
       NUMBER OF SHARES            -----------------------------------
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY
            EACH                             3,485,972
          REPORTING                -----------------------------------
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                             9,600,617
                                   -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                             None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      13,086,589
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          67.3%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                      IN
    ----------------------------------------------------------------



                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      Timothy M. Byrd

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                      OO
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
     -----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                      TEXAS
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                             9,600,617
       NUMBER OF SHARES            -----------------------------------
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY
            EACH                             3,485,972
          REPORTING                -----------------------------------
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                             9,600,617
                                   -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                             None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      13,086,589
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          67.3%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                      IN



               This Amendment No. 4 to Schedule 13D (this "Amendment") is being filed pursuant to Rule 13d-2 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act") by MS Acquisition Ltd., a Texas limited partnership ("MS Acquisition"), MSSC Acquisition Corporation, a Delaware corporation ("MSSC"), Richmont Capital Partners I, L.P., a Delaware limited partnership ("RCPI"), J.R. Investments Corp., a Delaware corporation ("JRIC"), John P. Rochon, a citizen of the State of Texas ("Rochon"), Nick G. Bouras, a citizen of the State of Texas ("Bouras"), and Timothy M. Byrd, a citizen of the State of Texas ("Byrd"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of Marketing Specialists Corporation, formerly known as Merkert American Corporation, a Delaware corporation (the "Company"). This Amendment amends the Schedule 13D filed by MS Acquisition, MSSC, RCPI, JRIC and Richmont Marketing Specialists Inc. on May 7, 1999, as amended and restated by Amendment No. 1 thereto filed on August 18, 1999, as further amended by Amendment No. 2 thereto filed on January 7, 2000, and as further amended by Amendment No. 3 thereto filed on April 3, 2000.

        The Schedule 13D previously filed is hereby amended by the addition of the following information:


Item 3.        Source and Amount of Funds or Other Consideration

Proposed Acquisition of Beneficial Ownership

        Pursuant to the terms of a letter sent to the Company's board of directors, RCPI and certain investors have proposed to acquire the remaining outstanding shares of common stock of the Company at a price of $2.50 per share. A copy of the letter is attached hereto as Exhibit 11.

        It is expected that the funds to be used by RCPI or such other investors in the proposed acquisition of the remaining shares of the Company will be drawn from the working capital of such entities and from funds held by them for investment.


Item 4.        Purpose of Transactions

Proposed Acquisition of Beneficial Ownership

        Pursuant to the terms of a letter sent to the Company's board of directors, RCPI and certain investors have proposed to acquire the remaining outstanding shares of common stock of the Company at a price of $2.50 per share.

        The Item 2 Persons may buy or sell additional shares of Common Stock in the open market or otherwise on such terms and at such times as the Item 2 Persons consider desirable. Any decision by the Item 2 Persons to increase, decrease or dispose of their position in the Company would be based upon factors, including but not limited to, the business of the Company, the price of the shares of Common Stock, the terms and conditions of the transaction and prevailing market conditions.






               Item 7.       Material Filed as Exhibits.
                             --------------------------


Exhibit I             - -    Joint Filing Agreement among RMSI, MS
                             Acquisition, MSSC, RCPI and JRIC.

Exhibit II            - -    Voting Agreement, dated as of April 28, 1999,
                             between RMSI, Monroe & Company II, LLC, Joseph
                             T. Casey, Glenn F. Gillam, Douglas H.
                             Holstein, Gerald R. Leonard, Sidney D. Rogers,
                             Jr. and Thomas R. Studer.

Exhibit III           - -    Agreement and Plan of Merger, dated as of
                             April 28, 1999, by and among the Company, RMSI, MS Acquisition, Ronald D. Pedersen,
                             Bruce A. Butler, Gary R. Guffey and Jeffrey A.
                             Watt.

Exhibit IV            - -    Form of Certificate of Merger and Exhibit A to
                             Certificate of Merger.

Exhibit V             - -    Post-Merger Voting Agreement, by and among MS
                             Acquisition, Ronald D. Pedersen, Bruce A.
                             Butler, Gary R. Guffey, Jeffrey A. Watt,
                             Monroe & Company, LLC and JLM Management
                             Company, LLC.

Exhibit VI            - -    Registration Rights Agreement, dated as of
                             August 18, 1999, by and among Merkert American
                             Corporation, MS Acquisition Limited, Ronald D.
                             Pedersen, Bruce A. Butler, Gary R. Guffey and
                             Jeffrey A. Watt.

Exhibit VII           - -    Joint Filing Agreement among MS Acquisition,
                             MSSC, RCPI, JRIC, Rochon, Bouras and Byrd.

Exhibit VIII          - -    Common Stock Purchase Agreement, dated as of
                             January 7, 2000, by and between Marketing
                             Specialists Corporation and MS Acquisition
                             Limited.

Exhibit IX            - -    Common Stock Purchase Agreement, dated as of
                             March 30, 2000, by and between Marketing
                             Specialists Corporation and MS Acquisition
                             Limited.

Exhibit X             - -    Stockholders Agreement, dated as of March 30,
                             2000, by and among Marketing Specialists
                             Corporation, First Union Investors, Inc. and
                             MS Acquisition Limited.

Exhibit XI            - -    Letter, dated as of June 7, 2000, from
                             Richmont Capital Partners I, L.P. to the board of directors of Marketing Specialists
                             Corporation.*



* Filed with this Amendment.



                                                                  SIGNATURE

               After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  June 8, 2000                      MS ACQUISITION LTD.

                                     By:    MSSC Acquisition Corporation,
                                            General Partner

                                            By:  /s/ Nick G. Bouras
                                            Name:  Nick G. Bouras
                                            Title: Vice President




                               EXHIBIT INDEX


Exhibit I  -   Joint Filing Agreement among RMSI, MS Acquisition,
               MSSC, RCPI and JRIC

Exhibit II -   Voting Agreement, dated as of April 28, 1999,
               between RMSI, Monroe & Company II, LLC,
               Joseph T. Casey, Glenn F. Gillam, Douglas H.
               Holstein, Gerald R. Leonard, Sidney D.
                      Rogers, Jr. and Thomas R. Studer

Exhibit III -  Agreement and Plan of Merger, dated as of
               April 28, 1999, by and among the Company, RMSI, MS Acquisition, Ronald D. Pedersen,
               Bruce A. Butler, Gary R. Guffey and Jeffrey
               A. Watt

Exhibit IV -   Form of Certificate of Merger and Exhibit A to
               Certificate of Merger

Exhibit V -    Post-Merger Voting Agreement, by and among MS
               Acquisition, Ronald D. Pedersen, Bruce A.
               Butler, Gary R. Guffey, Jeffrey A. Watt,
               Monroe & Company, LLC and JLM Management
               Company, LLC

Exhibit VI -   Registration Rights Agreement, dated as of August 18, 1999, by and among Merkert American Corporation, MS Acquisition
               Limited, Ronald D. Pedersen, Bruce A. Butler, Gary R. Guffey and Jeffrey A. Watt.

Exhibit VII -  Joint Filing Agreement among MS Acquisition,
               MSSC, RCPI, JRIC, Rochon, Bouras and Byrd.

Exhibit VIII - Common Stock Purchase Agreement, dated as of
               January 7, 2000, by and between Marketing Specialists Corporation and MS Acquisition Limited.

Exhibit IX -   Common Stock Purchase Agreement, dated as of March 30, 2000, by and between Marketing Specialists Corporation and MS
               Acquisition Limited.

Exhibit X  -   Stockholders Agreement, dated as of March 30, 2000, by and among Marketing Specialists Corporation, First Union
               Investors, Inc. and MS Acquisition Limited.


Exhibit XI -   Letter, dated as of June 7, 2000, from Richmont Capital
               Partners I, L.P. to the board of directors of Marketing
               Specialists Corporation.*



*Filed with this Amendment


                                 EXHIBIT XI



                           [Richmont letterhead]

                                                   June 7, 2000

Confidential

The Board of Directors
Marketing Specialists Corporation
17855 Dallas Parkway
Suite 200
Dallas, Texas 75827

Gentlemen:

        As you are aware, Richmont Capital Partners I, L.P. ("RCPI"), through its wholly-owned subsidiary MS Acquisition Ltd., is the beneficial owner of approximately 49% of the issued and outstanding common stock of Marketing Specialists Corporation (the "Company"). A group comprised of RCPI and certain investors are prepared to offer to acquire the remaining outstanding shares of common stock of the Company, on the terms and subject to the conditions set forth in this letter, at a price of $2.50 per share.

        We believe that our price is fair to, and in the best interests of, the Company's stockholders. The proposed acquisition price represents a premium of nearly 150% over the closing price of the Company's common stock over the last five trading days. Our price values the Company on an enterprise-value basis of nearly $350.0 million, which represents a multiple of more than seven times the Company's projected annual EBITDA.

        We are aware that the Board of Directors of the Company recently formed a Special Committee of independent directors to explore strategic alternatives for the Company; we assume that the Board will want to engage some group of its disinterested directors -- perhaps this Special Committee -- to consider our proposal with its financial advisors and outside counsel. We hereby request that the Board authorize such a committee and its advisors to take such action and perform such analyses as may be appropriate in order for them to be in a position to respond promptly to our proposal and make a recommendation to the Company's stockholders.

        RCPI is prepared to proceed expeditiously to complete this transaction. In this regard, we anticipate performing only a limited due diligence investigation of the Company, which will consist primarily of updating our understanding of the operations of the Company, its business and its financial condition.

        Nothing in this letter shall be binding on any of the parties hereto until the execution of a definitive agreement on terms satisfactory to all the parties thereto. We reserve the right to withdraw or modify this proposal at any time.

        We look forward to meeting with the members of the Special Committee and its financial advisors as soon as possible to explain our offer in more detail and address any questions that the Special Committee or its advisors may have.

        Thank you for your consideration in this matter. We look forward to hearing from you soon.



Sincerely

RICHMONT CAPITAL PARTNERS I, L.P.


By:  /s/ Nick G. Bouras